FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO June 2004 Consolidated Revenues Totaled NT$15.9 Billion”, dated July 7, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 7, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO June 2004 Consolidated Revenues Totaled NT$15.9 Billion

Issued by: AU Optronics Corp.
Issued on: July 7th, 2004

Hsinchu, Taiwan, July 7th, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated net sales of NT$15,871 million and unconsolidated net sales of NT$15,865 million for the month of June 2004.

June shipment for large-size TFT-LCD panels, inclusive of panels for desktop monitor, notebook, LCD TV, and other applications, experienced a seasonal decline in PC applications, down 5.7% sequentially to 1.53 million. Unit shipment for small- and medium-size panels in June 2004 continued to improve, up 12.2% from May 2004 to 2.72 million units.

Consolidated revenues for the month decrease 4.7% M-o-M, but increased 94.3% Y-o-Y, while unconsolidated net sales decreased 4.6% M-o-M and increased 109.1% Y-o-Y, respectively. Consolidated revenues reached quarterly record of NT$48,534 million in second quarter 2004, up 103.6% Y-o-Y. For the first half of 2004, consolidated revenues totaled NT$89,865 million, a 113.4% increase over the same period in 2003.

Sales Report: (Unit: NT$ million)

Net Sales

Consolidated(1)(2)(3)

Unconsolidated

June 2004

15,871

15,865

May 2004

16,656

16,631

M-o-M Growth

-4.7%

-4.6%

June 2003(4)

8,168

7,587

Y-o-Y Growth

94.3%

109.1%

1H2004

89,865

86,880

1H2003

42,110

39,191

Y-o-Y Growth

113.4%

121.7%

(1): All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2): Year 2004 figures are unaudited, prepared by AU Optronics Corp.

(3): Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).

(4) Numbers changed to reflect the adjustments made by auditors for 1H 2003 Audited Consolidated Financial Statements.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email:yawenhsiao@auo.com